Exhibit 99.30

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

September 8, 2010	No. 10-15

Avalon Reports 40% Increase in Indicated Resources in the
Nechalacho Rare Earth Elements Deposit, Thor Lake, NWT

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to provide an update on the Inferred and Indicated Mineral Resources reflecting the results from the 2010 winter drilling program on its Nechalacho rare earth elements (“REE”) deposit, Thor Lake, Northwest Territories, Canada.

As previously announced in the Company’s news release dated July 19, 2010, results from the Company’s 2010 winter definition drilling program in the area referred to as West Long Lake encountered considerable new, higher grade REE mineralization in the Basal Zone. This new data was integrated into the block model for the deposit and its effect on the resources has now been estimated by Avalon’s Senior Resource Geologist, Finley Bakker, P.Geo.

The winter drilling has increased the Indicated Mineral Resources in the key Basal Zone part of the deposit by 40% with an additional 5.97 million tonnes grading 1.57% TREO with 25.5% HREO/TREO1, using the same $260 NMR (Net Metal Return) cut-off grade applied in the previous resource estimate reported on June 14, 2010. Combined with the previously announced NI 43-101 compliant Indicated Resources located in the area referred to as Tardiff Lakes, the total Indicated Mineral Resources in the Basal Zone now stands at 20.45 million tonnes grading 1.75% TREO with 23% HREO/TREO.

Further, the Basal Zone in the West Long Lake area contains a high grade sub-zone defined by applying a higher cut-off grade at $600. This yields 1.87 million tonnes grading 2.19% TREO, with 28.8% HREO/TREO, 4.29% Zirconium Oxide, 0.50% Niobium Oxide and 0.06% Tantalum Oxide, representing 30% of the total Indicated Resources in the West Long Lake area. Further additions to this high grade sub-zone are anticipated from the 2010 summer drilling program on the land-accessible north extension of this zone.

1 Total Rare Earth Oxides (TREO) refers to the elements lanthanum to lutetium, plus yttrium, expressed as oxides. See Avalon’s website for conversion factors from elements to oxides. Heavy Rare Earth Oxides (HREO) refers to the elements europium to lutetium, plus yttrium, expressed as oxides. Light rare earths (LREO) refers to the elements lanthanum to samarium, expressed as oxides. HREO/TREO refers to the proportion of heavy rare earth oxides as a percentage of the total rare earth oxide content of the rock.

The increase in Indicated Mineral Resources in the Basal Zone will have a positive effect on the economics of the project, through extension of the mine life used in the financial model. In addition, the definition of higher grade sub-zones that can be selectively mined immediately after start-up will further benefit the project economics through increased revenues during the early years of production. In addition, the new high grade Indicated resources in the West Long Lake area are conveniently located adjacent to the planned access ramp requiring little adjustment in the mine plan to develop them.

The 2010 winter definition drilling program was designed to reduce the average spacing of intercepts in the Basal Zone to 50m and bring the higher grade parts of the deposit into Indicated resource category. This drilling was concentrated in those areas only accessible during the winter months. This included the West Long lake area where 13 holes totalling 3808 metres were drilled from the ice to follow up on two very encouraging intercepts drilled in 2009 which assayed up to 1.90% TREO with 27% HREO/TREO over 43.0m.

The balance of the definition drilling was carried out in the Tardiff Lakes area. A second rig conducted condemnation drilling over areas of planned infrastructure and completed several wide-spaced, step-out exploration holes to the south and north of the known resource.

The Mineral Resource Summary for the West Long Lake area is provided in Table 1 below. The procedure followed by Mr. Bakker was similar to that of Hudgtec and Scott Wilson RPA for the NI 43-101 compliant resource as disclosed in the Company’s News Release dated June 14, 2010. The base case cut-off grade, composite methodology, estimation method (Inverse Distance Squared), block size, domains and estimation parameters were all identical. A plan of the new Indicated and Inferred Resources will be posted on the Avalon website (Nechalacho Drill Hole Location Map).

Table 2 below provides the updated total resources for the Nechalacho deposit for both the Upper and Basal Zones and in both the Indicated and Inferred categories. Total Inferred Mineral Resources for the Upper and Basal Zones combined stands little changed at 182.56 million tonnes grading 1.40% TREO with 15% HREO/TREO. It is also worth noting that the Inferred Resources do not account for step-out holes L10-241 on Cressy Lake (550 metres north of the resources) and L10-249 on Thor Lake (300 metres west of the resources), both of which encountered Basal Zone mineralization meeting the base case cut-off grade (News Release of July 19, 2010).

The resources were estimated using a cut-off value which takes into account firstly the aggregate value of the various commodities adjusted (in the case of rare earths) for payable proportion due to them being marketed as unseparated mixtures, and also the metallurgical recoveries in both flotation and hydrometallurgical processing. This value, expressed in Canadian dollars, is referred to as the Net Metal Return or NMR and is roughly equivalent to the Net Smelter Return (NSR) per tonne of rock for base metals. In calculating the NMR, the same price assumptions were used as in the previous resource estimate. Metals used in the calculations included Nb, Ta, Zr and all of the rare earth elements, with the exception of Tm and Yb, which were assigned zero value.

SUMMER PROGRAM PROGRESS

The summer drill program continues with excellent production from two drill rigs, one producing HQ and the second producing very large size PQ core. The PQ drilling will provide additional bulk sample material for the upcoming metallurgical pilot plant work. Since drilling resumed in late June, 34 holes totalling 8757 metres have been completed. Drilling for new Basal Zone intercepts to produce both measured and indicated resources is being combined with oriented-core geotechnical logging for rock quality, under the supervision of Knight Piésold Consulting. Initial assays from the summer drilling are expected by late October, 2010.

The new airstrip has proven very useful for more efficient transportation due to higher cargo capacity and lower cost for aircraft on wheels. In addition, the airstrip will enable safer transport of employees and cargo during the Fall and Spring seasons.

Stantec Engineering and EBA Consultants are continuing the summer program of environmental and engineering work at site. This comprises on-going baseline environmental data collection as well as studies of proposed tailings sites. The environmental work includes wildlife studies completed in June and fish and water studies underway at present.

Traditional Knowledge studies in cooperation with First Nations and Metis communities have also commenced under the supervision of an independent consultant through EBA Consultants. This is expected to continue with all communities located in proximity to the project.

The Environmental Assessment process has commenced with the Mackenzie Valley Environmental Impact Review Board (MVEIRB) chairing scoping sessions in the communities, including Dettah (Yellowknife), Fort Resolution, Lutsel k’e and Hay River Reserve and for a scoping technical session in Yellowknife before federal and territorial government departments.  The Scoping sessions conducted by MVEIRB are designed to identify any community concerns about the environmental impacts of the Nechalacho Project. The Scoping sessions will be completed by the end of September at which time MVEIRB will compile the list of questions and concerns in a report called the Terms of Reference which will become the basis for Avalon’s developer’s assessment report (environmental impact statement).

Regular aboriginal engagement activities continue with members and/or elders from the local communities including site visits. Positive discussions are also advancing with these communities regarding potential partnership and participation opportunities in the development of the Nechalacho deposit.  Avalon remains committed to the community engagement process which is on-going through development and throughout future operations.

Drilling operations are being performed by Foraco Drilling Ltd. of Yellowknife, NWT under the supervision of J.C. Pedersen, P.Geo. Bruce Hudgins, P.Geo., maintained the geological database and monitors QA/QC on the laboratory analyses. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geol (NWT) is providing overall direction on the project. The qualified persons for the purposes of this news release are Finley Bakker, William Mercer and D.S. Bubar, P. Geo., President.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   79,104,270. Cash resources: approximately $7 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone William Mercer, Ph.D., P.Geo., VP Exploration, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Table 1: West Long Lake Area Mineral Resource Summary

INDICATED			Undiluted Grades
	NMR		Tonnes	TREO	HREO	HREO/TREO	ZrO2	Nb2O5	Ta2O5	Ga2O3
	CUTOFF		(millions)%		%	%	%	%	ppm	ppm
basal	>=	$260	5.970	1.57	0.40	25.5%	3.06	0.39	436	127
basal	>=	$400	4.313	1.76	0.48	26.9%	3.47	0.42	490	126
basal	>=	$500	3.094	1.95	0.54	27.9%	3.83	0.46	546	126
basal	>=	$600	1.871	2.19	0.63	28.7%	4.29	0.50	626	125

upper	>=	$260	3.087	1.40	0.15	10.6%	2.17	0.27	192	156
upper	>=	$400	0.521	1.99	0.19	9.6%	3.26	0.37	262	157
upper	>=	$500	0.162	2.44	0.21	8.7%	4.10	0.42	299	156
upper	>=	$600	0.039	2.89	0.23	8.0%	4.61	0.45	326	170

total	>=	$260	9.057	1.51	0.31	20.8%	2.75	0.35	352	137
total	>=	$400	4.834	1.79	0.44	24.8%	3.45	0.42	466	130
total	>=	$500	3.257	1.97	0.53	26.7%	3.84	0.46	534	127
total	>=	$600	1.910	2.21	0.62	28.2%	4.30	0.50	620	126

INFERRED			Undiluted Grades
	NMR		Tonnes	TREO	HREO	HREO/TREO	ZrO2	Nb2O5	Ta2O5	Ga2O3
	CUTOFF		(millions)%		%	%	%	%	ppm	ppm
basal	>=	$260	23.163	1.33	0.25	18.5%	2.79	0.40	397	122
basal	>=	$400	14.955	1.47	0.29	19.3%	3.15	0.44	432	120
basal	>=	$500	6.972	1.66	0.34	20.4%	3.50	0.48	496	123
basal	>=	$600	1.279	1.86	0.45	24.0%	3.86	0.49	515	123
							-	-
upper	>=	$260	7.578	1.31	0.12	9.3%	2.03	0.27	165	163
upper	>=	$400	0.177	1.64	0.17	10.1%	2.93	0.34	236	137
upper	>=	$500	0.002	2.31	0.21	9.0%	3.97	0.41	293	152
							-	-
total	>=	$260	30.741	1.33	0.22	16.2%	2.60	0.37	340	132
total	>=	$400	15.132	1.48	0.28	19.2%	3.14	0.44	430	120
total	>=	$500	6.973	1.66	0.34	20.4%	3.50	0.48	496	123
total	>=	$600	1.279	1.86	0.45	24.0%	3.86	0.49	515	123

Notes:
1.	CIM definitions were followed for Mineral Resources
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.

3.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr6011, Nd203and Sm203
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

5.	A cut-off NMR grade of $260 Can was used. NMR is defined as “Net Metal Return” or the gross in situ value of all the payable rare metals in the ore.
6.	An exchange rate of 1.11 was used.
7.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.

Table 2: Nechalacho Mineral Resources at $260 NMR cut –off

INDICATED		Undiluted Grades
		Tonnes	TREO	HREO	HREO/TREO	ZrO2	Nb2O5	Ta2O5	Ga2O3
ZONE		(millions)%		%	%	%	%	ppm	ppm
Basal	Tardiff Lakes	14.48	1.82	0.40	22.1%	3.38	0.44	144	430
Basal	West Long Lake	5.97	1.57	0.40	25.5%	3.06	0.39	127	436
TOTAL BASAL		20.45	1.75	0.40	23.0%	3.29	0.42	139	432
Upper	Tardiff Lakes	6.89	1.45	0.17	11.7%	1.86	0.29	175	194
Upper	West Long Lake	3.09	1.40	0.15	10.6%	2.17	0.27	156	192
TOTAL UPPER		9.98	1.43	0.16	11.4%	1.95	0.28	169	193
COMBINED TOTAL		30.43	1.64	0.32	19.6%	2.85	0.38	149	353

INFERRED		Undiluted Grades
		Tonnes	TREO	HREO	HREO/TREO	ZrO2	Nb2O5	Ta2O5	Ga2O3
ZONE		(millions)%		%	%	%	%	ppm	ppm
Basal	Nechalacho	76.87	1.60	0.33	20.6%	3.14	0.44	134	413
Basal	overlap	(15.85)	1.60	0.33	20.6%	3.14	0.44	134	413
Basal	West Long Lake	23.16	1.33	0.25	18.5%	2.79	0.40	122	397
TOTAL BASAL		84.18	1.53	0.31	20.1%	3.04	0.43	131	409
Upper	Nechalacho	99.06	1.29	0.12	9.3%	2.44	0.36	172	210
Upper	overlap	(8.26)	1.29	0.12	9.3%	2.44	0.36	172	210
Upper	West Long Lake	7.58	1.31	0.12	9.1%	2.03	0.27	163	165
TOTAL UPPER		98.38	1.29	0.12	9.3%	2.41	0.36	171	207
COMBINED TOTAL		182.56	1.40	0.21	14.7%	2.70	0.39	153	300

Notes:
1.	“Tardiff Lakes” refers to Indicated Resources estimated by Hudgtec and Scott Wilson RPA released on June 14, 2010 and further detailed in the NI 43-101 report dated July 29, 2010.
2.	“West Long Lake” refers to the new resource estimate prepared by Avalon’s Senior Resource Geologist Finley Bakker, P.Geo.and presented in this release.
3.
“Overlap” refers to that portion of the West Long Lake area Inferred resources that overlap with the previous Nechalacho Inferred resource estimates and deducted from the totals. There was no overlap in the Indicated resource volumes.

4.	“Nechalacho” in the Inferred resource table refers to the Inferred resources for each of the Upper and Basal Zones of the Nechalacho deposit reported on June 14, 2010

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